                                                Filed Pursuant to Rule 424(b)(5)
                                                File Number 333-94665


Prospectus Supplement
(To Prospectus dated January 24, 2000, as amended March 31, 2000)

                                1,000,000 SHARES

                                [ENTREMED LOGO]

                                  COMMON STOCK

                            ------------------------

     EntreMed, Inc. is offering 1,000,000 shares of common stock in a firmly underwritten offering.

                            ------------------------

     Our common stock is traded on the Nasdaq National Market under the symbol "ENMD." The last reported sale price of our common stock on the Nasdaq National Market on June 13, 2000 was $25.875 per share.

                            ------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.   SEE "RISK
FACTORS" BEGINNING ON PAGE 3 OF THE ATTACHED PROSPECTUS.

                            ------------------------

                                                       Per Share      Total
                                                       ---------   -----------
Offering price                                          $22.00     $22,000,000
Discounts and Commissions to the Underwriter            $ 1.32     $ 1,320,000
Offering Proceeds to EntreMed                           $20.68     $20,680,000

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

     Banc of America Securities LLC expects to deliver the shares of common stock to investors on June 19, 2000.

                         BANC OF AMERICA SECURITIES LLC

                            ------------------------

                                 June 13, 2000

                      (THIS PAGE INTENTIONALLY LEFT BLANK)

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----

                      PROSPECTUS SUPPLEMENT

EntreMed, Inc...............................................  S- 4
The Offering................................................  S- 5
Use of Proceeds.............................................  S- 6
Dilution....................................................  S- 7
Capitalization..............................................  S- 8
Plan of Distribution........................................  S- 9
Legal Matters...............................................  S-10
Experts.....................................................  S-10

                          PROSPECTUS

About This Prospectus.......................................     3
Risk Factors................................................     3
The Company.................................................    14
Use of Proceeds.............................................    14
Plan of Distribution........................................    14
Description of Common Stock.................................    16
Description of Warrants.....................................    17
Incorporation of Certain Documents by Reference.............    17
Where You Can Find More Information.........................    18
Legal Matters...............................................    19
Experts.....................................................    19

                            ------------------------

     In this prospectus supplement and the accompanying prospectus, "EntreMed," "we," "us," and "our" refer to EntreMed, Inc.

                            ------------------------

     We own, have the right to, or have filed application for, various trademarks, service marks and trade names used in our business, including THE ANGIOGENESIS COMPANY, ENDOSTATIN, ANGIOSTATIN, WE'RE NOT MAKING BETTER BLOOD, WE'RE MAKING BLOOD BETTER, VASCULOSTATIN, DOING WELL BY DOING GOOD, METASTATIN, THERAMED, and ENTREVEST. THALOMID is a registered trademark of Celgene Corporation. All other trademarks, service marks and trade names appearing in this prospectus supplement are the property of their respective holders.

                            ------------------------

     THIS PROSPECTUS SUPPLEMENT CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; UNCERTAINTY OF OUR PRODUCT DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; AND RISKS ASSOCIATED WITH PRODUCT LIABILITY.

     OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US TODAY, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED.

                                 ENTREMED, INC.

     We are an innovative biopharmaceutical company engaged in the development of products that address the role of blood and blood vessels in health and disease. Angiogenesis is the biological process by which new blood vessels are formed. As The Angiogenesis Company, our primary efforts are focused on developing antiangiogenic drugs designed to inhibit the abnormal new blood vessel growth associated with a broad range of diseases, such as cancer, certain types of blindness and atherosclerosis. Our current portfolio of antiangiogenic products includes Endostatin, Angiostatin and 2-Methoxyestradiol, or 2ME2. We began Phase I clinical trials of Endostatin in September 1999 and of Angiostatin and 2ME2 in March 2000.

     Our core technologies represent one of the new paradigms in medicine. Traditional cancer treatment involves surgery or radiation therapy to treat the primary tumor, and follow-up radiation therapy or chemotherapy to eliminate any remaining cancer and discourage the initiation or spread of metastatic disease. We are pioneering a different approach, by which we attempt to starve the tumor rather than directly attack the tumor itself. To support their rapid growth, tumors are dependent upon newly formed blood vessels to provide nutrients and to transport cancerous cells to distant sites. In this respect, the blood vessel network feeding a tumor functions much like the roots of a plant -- when taken away, or weakened significantly, the plant starves and dies. To date, preclinical studies have shown our antiangiogenic drug candidates to be effective in starving cancerous tumors in mice.

     Preclinical studies have shown that our antiangiogenic drug candidates have the potential to not only inhibit new blood vessels from forming, but also break up and weaken the existing network of blood vessels that feed primary and metastatic tumors. We believe that these antiangiogenic drugs can be efficacious without producing the traditional chemotherapy limitations of drug resistance and toxicity, and may prove effective when used in combination with current cancer therapies.

     EntreMed, Inc. is a Delaware corporation incorporated on September 18, 1991. Our offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. Our world wide web site is www.entremed.com. The information on our web site is not incorporated by reference into this prospectus supplement or the attached prospectus.

                                  THE OFFERING

     The following information is based on 15,764,094 shares of common stock outstanding on June 13, 2000 (16,055,761 shares of common stock net of 291,667 shares of treasury stock). This number excludes 3,562,123 shares of common stock issuable upon the exercise of stock options and warrants outstanding granted to employees, directors and consultants as of June 13, 2000 and 608,294 shares of common stock issuable upon the exercise of our warrants to purchase common stock outstanding as of June 13, 2000. As of June 13, 2000, there are no additional shares of common stock available for future issuance under our stock option and other employee benefit plans.

Common stock offered..........   1,000,000 shares

Common stock to be outstanding
   after the offering.........   16,764,094 shares

Use of proceeds...............   We intend to use the net proceeds of this
                                 offering for development of current and future products, working capital and general corporate purposes. See "Use of Proceeds."

Nasdaq National Market
   Symbol.....................   ENMD

     On June 13, 2000, the last price of our common stock, as reported by the Nasdaq National Market, was $25.875 per share. As of June 13, 2000 there were approximately 794 holders of record of our common stock.

                                USE OF PROCEEDS

     Our net proceeds from the sale of 1,000,000 shares of our common stock in this offering are estimated to be approximately $20,580,000, after deducting underwriting discounts and estimated offering expenses, based upon the public offering price of $22.00 per share. We intend to use the net proceeds for development of current and future products, working capital and general corporate purposes. Some of these uses may include investments in subsidiaries and advances to third parties in connection with sponsored research, the development of future product candidates, in-licensing and other corporate affiliations. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term investment grade instruments.

                                    DILUTION

     The net tangible book value of our common stock as of March 31, 2000 was $27,837,464 or $1.84 a share. Net tangible book value per share represents the amount of our common stock and other stockholders' equity, less intangible assets, divided by shares of our common stock outstanding. Purchasers of our common stock will have an immediate dilution of net tangible book value per share. This dilution excludes the further dilutive effect of options and warrants granted.

     Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of the common stock immediately after completion of this offering. After giving effect to the sale by us of 1,000,000 shares of our common stock in this offering at the public offering price of $22.00 per share, and after deduction of underwriting discounts and estimated offering expenses, our pro forma net tangible book value as of March 31, 2000 was $48,417,464 or $3.00 per share of common stock. This represents an immediate increase in net tangible book value of $1.16 per share to existing stockholders and an immediate dilution of net tangible book value of $19.00 per share to purchasers of our common stock in this offering, as illustrated in the following table:

Assumed public offering price per share of common stock.....              $22.00
  Net tangible book value per share of common stock before
     the offering...........................................   $1.84
  Increase per share of common stock attributable to the
     offering...............................................    1.16
                                                               -----      ------
     Pro forma net tangible book value per share of common
      stock after the offering..............................                3.00
                                                                          ------
     Net tangible book value dilution per share.............              $19.00
                                                                          ======

                                 CAPITALIZATION

     The following table sets forth as of March 31, 2000 information about our cash and cash equivalents:

     - on an actual basis; and

     - giving effect to our receipt of the estimated net proceeds from the sale of the 1,000,000 shares of common stock in this offering at the public offering price per share of $22.00 after deducting underwriting discounts and estimated offering expenses.

     The actual information is based on 15,157,393 shares of common stock outstanding on March 31, 2000 (15,449,060 shares of common stock net of 291,667 shares of treasury stock). It excludes 3,700,220 shares of common stock issuable upon the exercise of outstanding stock options and warrants granted to employees and directors, and 1,064,253 shares of common stock issuable upon the exercise of common stock purchase warrants. As of March 31, 2000 there are no additional shares of common stock available for future issuance under our stock option and other employee benefit plans.

                                                                      MARCH 31, 2000
                                                              -------------------------------
                                                               ACTUAL             AS ADJUSTED
                                                              --------            -----------
                                                              IN THOUSANDS, EXCEPT SHARE DATA
Cash and cash equivalents...................................  $ 29,329             $ 49,909
                                                              ========             ========
Long-term debt, less current portion........................  $  1,755             $  1,755
Stockholders' equity:
  Preferred Stock, $1.00 par value, 5,000,000 shares
     authorized, no shares issued and outstanding actual and
     as adjusted............................................        --                   --
  Common Stock, $.01 par value, 35,000,000 shares
     authorized, 15,449,060 shares issued and outstanding
     actual; 16,449,060 shares issued and outstanding as
     adjusted...............................................       154                  164
  Treasury Stock, at cost, 291,667 shares actual and as
     adjusted...............................................    (3,833)              (3,833)
  Additional paid-in capital................................   124,350              144,920
  Accumulated deficit.......................................   (92,834)             (92,834)
                                                              --------             --------
          Total stockholders' equity........................    27,837               48,417
                                                              --------             --------
          Total capitalization..............................  $ 29,592             $ 50,172
                                                              ========             ========

                              PLAN OF DISTRIBUTION

     We are offering the shares of common stock described in this prospectus supplement through an underwriter, Banc of America Securities LLC. Subject to the terms and conditions set forth in the underwriting agreement dated June 13, 2000, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, 1,000,000 shares of common stock. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions precedent, and that the underwriter is committed to purchase all of such shares of common stock if any are purchased.

     The underwriter proposes to offer the shares of common stock (i) directly to the public, initially at the public offering price on the cover page of this prospectus supplement, (ii) to certain dealers at such price less a concession not in excess of $0.42 per share and (iii) to one or more purchasers at prices related to prevailing market prices at the time of sale, which sale price may not exceed the public offering price on the cover page of this prospectus supplement. The underwriter may allow and the dealers referred to in (ii) above may reallow a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriter.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriter.

Per share underwriting discounts and commissions............  $        1.32
Total underwriting discounts and commissions to be paid by
  us........................................................  $1,320,000.00

     The underwriting agreement provides that EntreMed, Inc. will indemnify the underwriter and its controlling persons against liabilities, including civil liabilities, under the Securities Act of 1933, or will contribute to payments the underwriter may be required to make in respect of these liabilities.

     EntreMed, Inc., our directors and our executive officers have entered into lock-up agreements with the underwriter. Under those agreements, EntreMed, Inc. and those holders of stock, options or warrants may not, without the prior written consent of Banc of America Securities LLC (which consent may be withheld in its sole discretion), directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Securities Exchange Act of 1934, as amended, or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock currently or hereafter owned either of record or beneficially by them, or publicly announce the intention to do any of the foregoing, for a period commencing on the date of this prospectus supplement and continuing through the close of trading on the date 90 days after such date. The restrictions described above do not apply to any bona fide gift of stock or issuances of stock in connection with business acquisitions and strategic alliances to a person or entity that agrees in writing to be bound by the same terms as the grantor. Banc of America Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to those lock-up agreements.

     In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include:

     - short sales;

     - stabilizing transactions; and

     - purchases to cover positions created by short sales.

     Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     The underwriter may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

     - over-allotment;

     - stabilization;

     - syndicate covering transactions; and

     - imposition of penalty bids.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriter commences these activities, it may discontinue them at any time. The underwriter may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

     In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, under the Securities Exchange Act of 1934, as amended, during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by Arnold & Porter, Washington, D.C. The statements included in the attached prospectus regarding intellectual property matters have been passed upon for us by Jones & Askew, LLP, Atlanta, Georgia. Certain legal matters in connection with this offering are being passed upon for the underwriter by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, as set forth in their report, which is incorporated by reference in the attached prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PROSPECTUS

                                 ENTREMED, INC.

                        3,000,000 SHARES OF COMMON STOCK
                                      AND
                WARRANTS TO PURCHASE THE SHARES OF COMMON STOCK

     We may offer from time to time in one or more offerings an aggregate of up to 3,000,000 shares of our common stock and warrants to purchase such shares. We may offer the common stock and warrants (collectively, the "securities") separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this prospectus (each, a "prospectus supplement"). When we decide to issue securities, we will provide you with the specific terms and the public offering price of the securities in prospectus supplements. You should read this prospectus and the prospectus supplements carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a prospectus supplement.

     Our common stock is quoted on the Nasdaq National Market and traded under the symbol "ENMD."

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850 and our telephone number is (301) 217-9858.
                            ------------------------

     SEE "RISK FACTORS" BEGINNING ON PAGE 3 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN OUR SECURITIES.
                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is January 24, 2000,
                           as amended March 31, 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                                ----
About This Prospectus.......................................      3
Risk Factors................................................      3
The Company.................................................     14
Use of Proceeds.............................................     14
Plan of Distribution........................................     14
Description of Common Stock.................................     16
Description of Warrants.....................................     17
Incorporation of Certain Documents by Reference.............     17
Where You Can Find More Information.........................     18
Legal Matters...............................................     19
Experts.....................................................     19

     THIS PROSPECTUS CONTAINS AND INCORPORATES BY REFERENCE CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE FORWARD-LOOKING STATEMENTS INCLUDE, AMONG OTHERS, STATEMENTS REGARDING THE VALUE OF OUR COMMON STOCK; UNCERTAINTIES RELATING TO OUR TECHNOLOGICAL APPROACH, OUR HISTORY OF OPERATING LOSSES AND ANTICIPATION OF FUTURE LOSSES; UNCERTAINTY OF OUR PRODUCT DEVELOPMENT; OUR NEED FOR ADDITIONAL CAPITAL AND UNCERTAINTY OF ADDITIONAL FUNDING; OUR DEPENDENCE ON COLLABORATORS AND LICENSEES; INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE IN THE BIOPHARMACEUTICAL INDUSTRY; UNCERTAINTIES RELATING TO OUR PATENT AND PROPRIETARY RIGHTS; UNCERTAINTIES RELATING TO CLINICAL TRIALS; GOVERNMENT REGULATION AND UNCERTAINTIES OF OBTAINING REGULATORY APPROVAL ON A TIMELY BASIS OR AT ALL; OUR DEPENDENCE ON KEY PERSONNEL, RESEARCH COLLABORATORS AND SCIENTIFIC ADVISORS; UNCERTAINTIES RELATING TO HEALTH CARE REFORM MEASURES AND THIRD-PARTY REIMBURSEMENT; AND RISKS ASSOCIATED WITH PRODUCT LIABILITY.

     OUR FORWARD-LOOKING STATEMENTS ARE BASED ON INFORMATION AVAILABLE TO US TODAY, AND WE WILL NOT UPDATE THESE STATEMENTS. OUR ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED.

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may from time to time sell any number of the shares of common stock described in this prospectus in one or more offerings up to a total of 3,000,000 shares and an indeterminate number of warrants to purchase such shares.

     This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

     The registration statement that contains this prospectus, including the exhibits to the registration statement and the information incorporated by reference, contains additional information about the securities offered under this prospectus. That registration statement can be read at the Securities and Exchange Commission, or SEC, web site or at the SEC offices mentioned below under the heading "Where You Can Find More Information."

     You should rely only on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus, or any supplement to this prospectus, is accurate at any date other than the date indicated on the cover page of these documents.

                                  RISK FACTORS

     You should carefully consider the risks described below together with all of the other information provided and incorporated by reference in this prospectus before making an investment decision. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

     If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE HAVE A HISTORY OF LOSSES AND ANTICIPATE FUTURE LOSSES

     To date, we have been engaged primarily in research and development activities. Although we have received license fees and research and development funding from our former collaboration with Bristol-Myers Squibb Company, limited revenues from Celgene as royalties on the sale of THALOMID(R), and certain research grants, we have not derived significant revenues from operations.

     At December 31, 1999, we had an accumulated deficit of approximately $82,193,000. Significant losses have continued since December 31, 1999. We also will be required to conduct substantial research and development and clinical testing activities for all of our proposed products. We expect that these activities will result in operating losses for the foreseeable future, particularly due to the extended time period before we expect to commercialize any products, if ever. In addition, to the extent we rely upon others for development and commercialization of our products, our ability to achieve profitability will depend upon the success of these other parties. To support our research and development of certain product candidates, we also rely to a significant extent on grants and cooperative agreements from governmental and other organizations as a source of revenues and clinical support. If our grant revenue or cooperative agreements were to be reduced to any substantial extent, it may impair our ability to continue our research and development efforts. We cannot assure you that we will be able to generate revenues from operations or achieve profitability on a sustained basis, if at all.

DEVELOPMENT OF OUR PRODUCTS IS AT AN EARLY STAGE AND IS UNCERTAIN

     Our proposed products and research programs are in the early stage of development and require significant, time-consuming and costly research and development, testing and regulatory clearances. In developing our products, we are subject to risks of failure that are inherent in the development of products and therapeutic procedures based on innovative technologies. For example, it is possible that any or all of these proposed products or procedures will be ineffective or toxic, or otherwise will fail to receive necessary FDA clearances. There is a risk that the proposed products or procedures will be uneconomical to manufacture or market or will not achieve broad market acceptance. There also is a risk that third parties may hold proprietary rights that preclude us from marketing our proposed products or that others will market a superior or equivalent product. The failure of our research and development activities to result in any commercially viable products would materially adversely affect our business.

     Angiostatin and Endostatin, 2-Methoxyestradiol (2ME2) and thalidomide analogs are at the preclinical and early clinical stages of development. Until very recently, these product candidates had only been tested on animals and not on humans. Although these product candidates have demonstrated some success in preclinical studies in combating tumors in mice, there is absolutely no assurance that the agents will prove to be similarly effective in combating tumors in humans during clinical trials and testing. Mice are not people, and although the scientific community considers the study of mice useful, we cannot say whether agents that are successful in treating tumors in mice will be non-toxic to humans, let alone beneficial. In the cancer context, testing on mice may occur under different conditions than testing in people, including the manner in which tumors are introduced into mice, the genetic make-up of laboratory mice populations (homogeneity as opposed to diversity), tumor type or location or other unidentified factors. There are many regulatory steps that must be taken before any of these product candidates will be eligible for FDA approval and subsequent sale, including the completion of preclinical (animal) and clinical (human) trials. We do not expect that these product candidates will be commercially available for several years, if ever.

WE MUST SUBJECT POTENTIAL PRODUCTS TO CLINICAL TRIALS, THE RESULTS OF WHICH ARE UNCERTAIN

     Before obtaining regulatory approvals for the commercial sale of our products, we or our collaborative partners will be required to demonstrate through preclinical studies (animal testing) and clinical trials (human testing) that our proposed products are safe and effective for use in each target indication. The majority of our product candidates, including Angiostatin, 2ME2 and thalidomide analogs, have only been subjected to preclinical studies on mice and monkeys and have not yet been tested on humans. The results from these preclinical studies on animals may not be predictive of results that will be obtained in clinical trials and large-scale testing on humans.

     Our product candidate Endostatin recently entered Phase I clinical trials on humans. Patient recruitment is underway for Phase I clinical trials of Angiostatin and 2ME2, and we plan to commence drug administration in April 2000. Thalidomide, which we licensed to Celgene, is currently being tested in Phase II and III clinical trials on humans for a variety of types of cancer. In the future, we will be required to conduct clinical trials on humans for thalidomide analogs and other new molecules developed by our scientists. We have only limited experience in conducting clinical trials on humans and intend to rely on pharmaceutical companies, the National Cancer Institute, and contract research organizations with which we collaborate for clinical development and regulatory approval of our product candidates. We cannot guarantee that the clinical trials conducted by our partners or us will demonstrate sufficient safety and efficacy to obtain the required regulatory approvals or will result in marketable products.

     The results of initial preclinical studies and clinical trials of products under development are not necessarily indicative of results that will be obtained from subsequent or more extensive preclinical studies and clinical testing. In advanced clinical development, numerous factors may be involved that may lead to different results in larger, later-stage trials from those obtained in earlier-stage trials. Early stage trials usually involve a small number of patients and thus may not accurately predict the actual results regarding safety and efficacy that may be demonstrated with a large number of patients in a later-stage trial. Also, differences in the clinical trial design between an early-stage and late-stage trial may cause different results regarding the safety and efficacy of a product to be obtained. In addition, many early stage trials are unblinded and based on qualitative evaluations by clinicians involved in the performance of the trial whereas later-stage trials generally are required to be blinded in order to provide more objective data for assessing the safety and efficacy of the product. The failure to adequately demonstrate the safety and efficacy of a product under development could delay or prevent regulatory clearance of the potential product and would have a significant adverse effect on us.

     Clinical trials involving cancer patients are often conducted with terminally ill patients having the most advanced stages of a disease. During the course of treatment, these patients can die or suffer other adverse events due to the advanced stage of their disease despite the efficacy of the agents being tested. These deaths and/or adverse events, though unrelated to the agent being tested, can nevertheless adversely affect clinical trial results. Various companies in the pharmaceutical industry, including biotechnology companies, have suffered significant setbacks in advanced clinical trials, even after attaining promising results in earlier trials. Clinical trials for the product candidates being developed by us and our collaborators may be delayed by many factors, including that potential candidates for testing are limited in number. Any delays in, or termination of, the clinical trials of any of our product candidates, or the failure of any clinical trials to meet applicable regulatory standards, could have a material adverse effect on our business.

     In addition, we hope eventually to market our products outside of the United States. This will entail foreign regulatory approvals from governments in other countries that may have different requirements from the regulatory process in the United States, subjecting our products to additional clinical trials and approvals, as well as licensing, manufacturing and labeling standards, even though the products are fully approved for manufacture, marketing and distribution in the United States. In order to meet any additional requirements that might be imposed by foreign governments, we may incur additional costs that will inhibit our profitability. If the relevant approvals cannot be obtained or will be too expensive to obtain, foreign distribution may not be feasible, which could have a material adverse impact on our business.

WE ARE UNCERTAIN WHETHER ADDITIONAL FUNDING WILL BE AVAILABLE FOR OUR FUTURE CAPITAL NEEDS AND COMMITMENTS

     We will require substantial funds in addition to our existing working capital to develop our product candidates and otherwise to meet our business objectives. We have never generated enough cash during any period since our inception to cover our expenses and have spent, and expect to continue to spend, substantial funds to continue our research and development programs. Any one of the following factors, among others, could cause us to require additional funds or otherwise cause our cash requirements in the future to materially increase:

      --  results of research and development activities;

      --  progress of our preclinical studies or clinical trials;

      -- changes in or terminations of our relationships with strategic partners;

      -- changes in the focus, direction, or costs of our research and development programs;

      --  competitive and technological advances;

      --  establishment of marketing and sales capabilities;

      --  the regulatory approval process; or

      --  product launch.

     Also, we are a party to sponsored research agreements pursuant to which we have agreed to fund an aggregate of approximately $2,853,000 through 2001 (including $2,250,000 to Children's Hospital), and materials production costs of up to $6,000,000 for clinical trials. In addition, under the terms of certain license agreements, we must be diligent in bringing potential products to market and must make future milestone payments of up to $3,535,000 and additional payments upon attainment of regulatory milestones. If we fail to comply with the milestones or fail to make any required sponsored research or milestone payment, we could face the termination of the relevant sponsored research or license agreement, which could have a material adverse effect on our business.

     We may seek additional funding through collaborative arrangements and public or private financing, including equity financing. We cannot guarantee that collaborative arrangements or additional financing will be available on acceptable terms to us or at all. If we issue more common stock to raise funds in the future, your ownership in us may be diluted. If adequate funds are not available, we may be required to take one or more of the following actions:

      -- delay, reduce the scope of, or eliminate one or more of our research and development programs;

      --  forfeit our rights to future technologies;

      -- obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or products that we would otherwise seek to develop or commercialize on our own; or

      -- license the rights to such products on terms that are not favorable to us.

WE MAY NEED NEW COLLABORATIVE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS

     We plan to develop and commercialize our product portfolio with or without corporate alliances and partners. Nonetheless, we intend to explore opportunities for new corporate alliances and partners to help us develop, commercialize and market our products. We expect to grant to our partners certain rights to commercialize any products developed under these agreements, and we may rely on our partners to conduct research and development efforts and clinical trials on, obtain regulatory approvals for, and manufacture and market any products licensed to them. Each individual partner will seek to control the amount and timing of resources devoted to these activities generally. Our revenues will be obtained from strategic partners as research and development payments and upon achievement of certain milestones. Since we generally expect to obtain a royalty for sales or a percentage of profits of products licensed to third parties, our revenues may be less than if we retained all commercialization rights and marketed products directly. In addition, there is a risk that our corporate partners will pursue alternative technologies or develop competitive products as a means for developing treatments for the diseases targeted by our programs.

     We also may elect to collaborate with another partner to replace Bristol-Myers Squibb. Even if we find such a partner to assist us with the research, development and eventual commercialization of Angiostatin, our work on the product may not be successful. We will depend, in part, on our partner's own competitive, marketing and strategic considerations, including the relative advantages of other products being developed and marketed.

     We cannot guarantee that we will be successful in establishing any additional collaborative arrangements, that products will be successfully commercialized under any collaborative arrangement or that we will derive any revenues from our arrangements. Our strategy also involves entering into multiple, concurrent strategic alliances to pursue commercialization of our core technologies. There is a risk that we will not be able to manage simultaneous programs successfully. With respect to existing and potential future strategic alliances and collaborative arrangements, we will depend on the expertise and dedication of sufficient resources by these outside parties to develop, manufacture, or market products. If a strategic alliance or collaborative partner fails to develop or commercialize a product to which it has rights, our business could be materially and adversely affected.

WE HAVE NO CURRENT MARKETING CAPACITY

     To the extent that we undertake to market our products, or are unable to enter into co-promotion agreements or to arrange for third-party distribution of our products, additional expenditures and

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

management resources will be required to develop an effective sales force. There can be no assurance that we will be able to establish a sales force or to enter into co-promotion or distribution agreements on favorable terms or on a timely basis. Other companies offering similar or substitute products may have well-established sales forces or agreements in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities may have a material adverse impact on our business.

WE HAVE NO CURRENT MANUFACTURING CAPACITY

     We do not expect to manufacture or market products in the near term, but we may try to do so in certain cases. We do not currently have the capacity to manufacture or market products or any experience in these activities. If we elect to perform these functions, we will be required to either develop these capacities, or contract with others to perform some or all of these tasks. We may be dependent to a significant extent on corporate partners, licensees, or other entities for manufacturing and marketing of products. If we engage directly in manufacturing or marketing, we will require substantial additional funds and personnel and will be required to comply with extensive regulations. We cannot guarantee that we will be able to develop or contract for these capacities when required in connection with our business.

     The manufacture of pharmaceutical products can be an expensive, time consuming, and complex process. Manufacturers often encounter difficulties in scaling-up production of new products, including problems involving production yields, quality control and assurance, and shortages of personnel. Delays in formulation and scale-up to commercial quantities could result in additional expense, delays in our clinical trials, regulatory submissions, and commercialization. The manufacturing processes for several of the small molecules and proteins we are developing as product candidates have not yet been tested at commercial levels, and we cannot guarantee that it will be possible to manufacture these materials in a cost-effective manner.

     In addition, we will depend on all such third-party manufacturers to perform their obligations effectively and on a timely basis. There can be no assurance that such parties will perform such obligations and any such non-performance may delay clinical development or submission of products for regulatory approval, or otherwise impair our competitive position, which would have a material adverse affect on our business. Any manufacturer of our product candidates will be subject to applicable Good Manufacturing Practices (GMP) prescribed by the FDA or other rules and regulations prescribed by foreign regulatory authorities. We cannot guarantee that we or any of our collaborators will be able to enter into or maintain relationships either domestically or abroad with manufacturers whose facilities and procedures comply or will continue to comply with GMP and who are able to produce our small molecules and proteins. Should manufacturing agreements be entered into, our collaborators and we will be dependent upon such manufacturers for continued compliance with GMP. Failure by a manufacturer of our products to comply with GMP could result in significant time delays or our inability to commercialize or continue to market a product. Changes in our manufacturers could require new product testing and facility compliance inspections. In the United States, failure to comply with GMP or other applicable legal requirements can lead to federal seizure of violative products, injunctive actions brought by the federal government, and potential criminal and civil liability on the part of a company and its officers and employees. Because of these and other factors, we may not be able to replace our manufacturing capacity quickly or efficiently, in the event that our current or future manufacturers are unable to manufacture our products at one of more of their facilities. For certain of our potential products, we will need to substantially increase the capacity of our production facilities (or those of our manufacturers) in order to conduct human clinical trials and to produce such products for commercial sale at an acceptable cost.

WE CANNOT GUARANTEE THAT IT WILL BE COMMERCIALLY FEASIBLE TO MANUFACTURE ENDOSTATIN AND ANGIOSTATIN

     We have entered into agreements with Covance Biotechnology Services Inc. under which Covance is responsible for producing sufficient amounts of the Endostatin and Angiostatin for preclinical toxicology studies and for scale-up production of these proteins under GMP conditions for clinical trials. We also have entered into a letter of understanding with Chiron Corporation for the large-scale production of GMP
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

Endostatin. We have spent significant time and funds to transfer the technology underlying the production of the Endostatin and Angiostatin to Covance and Chiron. As such, we are reliant on Covance and Chiron for the production of sufficient quantities of the Endostatin and Angiostatin to complete our clinical studies, and if they fail to produce such quantities, then we would have to delay our clinical studies. If we are required to change to a new manufacturer, and if any suitable manufacturer can be found, significant additional time and funds would be required for technology transfer and testing. Indeed, the production of protein-based therapeutics using recombinant DNA techniques and fermentation is a difficult, expensive process. There is, therefore, no assurance that it will be possible to manufacture commercial quantities of Endostatin and Angiostatin in a cost-effective manner.

WE DEPEND ON CELGENE TO COMMERCIALIZE THALIDOMIDE

     We have sublicensed to Celgene Corporation all of our rights to commercialize and sell thalidomide worldwide. We have received and will continue to receive royalties on all sales of thalidomide (THALOMID(R)) by Celgene. The success of our relationship with Celgene and the marketing of thalidomide will depend, in part, on Celgene's own competitive, marketing, and strategic considerations, including the relative advantages of alternative products being developed and marketed by its competitors. In addition, if Celgene is not successful in marketing thalidomide, we would be materially adversely affected.

     Thalidomide is currently in Phase II/III human clinical trials for a variety of cancer indications. Based upon our efforts, thalidomide has received orphan drug designation from the FDA as a treatment for Kaposi's sarcoma, a form of skin cancer most frequently associated with AIDS, and for primary brain malignancies. Celgene, to whom we have licensed the rights to commercialize thalidomide, has received approval from the FDA to market thalidomide for the treatment of erythema nodosum leprosum, an inflammatory skin condition of some leprosy patients. The FDA, however, has not yet approved the marketing and sale of thalidomide for cancer. Celgene still must pass significant regulatory hurdles before thalidomide will be commercially available for approved use for treatment of cancer, if ever.

THERE ARE RISKS RELATED TO THE HISTORY OF THALIDOMIDE

     Thalidomide has caused serious birth defects in children whose mothers used it during pregnancy. Therefore, physicians prescribing the drug to women of childbearing age must take strict precautions, and there can be no assurance that such precautions will be observed in all cases or, if observed, will be effective. Use of thalidomide has also been associated, in a limited number of cases, with other side effects, including nerve damage. We believe that the characteristics of thalidomide that may have affected fetal development and caused birth defects by blocking new blood vessel growth are the same characteristics that may make thalidomide useful in the prevention and treatment of angiogenic disorders such as cancer. However, we cannot guarantee that clinical trials with the drug will demonstrate its safety and efficacy or that the drug will not be associated with other characteristics that prevent or limit its commercial use.

     Even if thalidomide is demonstrated to be safe and effective for use in treating angiogenic-mediated disease, we may face difficulties in gaining public acceptance of the drug based on its history of causing birth defects. This may adversely affect the marketing efforts of our collaborator Celgene Corporation. In addition, although Celgene has agreed to indemnify us from any liability that may arise from its sales of thalidomide, we cannot guarantee that we will be protected from such liability and the possible related losses.

WE CANNOT GUARANTEE THAT OUR PRODUCTS WILL ACHIEVE MARKET ACCEPTANCE

     Our success will be dependent on market acceptance of our products in the United States and, later, in international markets. Since we have not received the necessary approvals to sell our products in the United States or elsewhere, we cannot predict whether any of our products will achieve market acceptance,

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

either in the United States or abroad. A number of factors may limit the market acceptance of our products, including the timing of regulatory approval and market entry relative to competitive products, the availability of alternative therapies or treatments, the price of our products relative to any alternatives, the availability of third-party reimbursement to pay for them, and the extent of the marketing efforts by competitors. Other risk factors identified in this section also may affect market acceptance.

WE DEPEND ON PATENTS AND OTHER PROPRIETARY RIGHTS, SOME OF WHICH ARE UNCERTAIN

     Our success will depend in part on our ability to obtain patents for our products, both in the United States and abroad. The patent position of biotechnology and pharmaceutical companies in general is highly uncertain and involves complex legal and factual questions. Risks related to patenting our products include the following:

      --  our failure to obtain additional patents;

      -- challenge, invalidation, or circumvention of patents already issued to us;

      -- failure of the rights granted under our patents to provide sufficient protection;

      --  independent development of similar products by third parties; or

      -- ability of third parties to design around patents issued to us or our collaborators.

     For several of the products that we are developing, including thalidomide and 2ME2, composition of matter patents are not available because the compounds are in the public domain. In these cases, only patents covering the "use" of the product are available. In general, patents covering a new use for a known compound can be more difficult to enforce against infringers of the use claims in the patent. We have secured use patents covering the use of thalidomide for the treatment of angiogenic diseases. We are aware of at least two other issued patents covering certain non-antiangiogenic uses of thalidomide. Although we believe that the claims in such patents will not interfere with our proposed use of thalidomide, we cannot guarantee that the holders of such patents will not be able to exclude us from marketing thalidomide for other uses. We have also secured use patents covering 2ME2.

     The enactment of the legislation implementing the General Agreement on Tariffs and Trade caused certain changes to United States patent laws that became effective on June 8, 1995. Most notably, the term of patent protection for patent applications filed on or after June 8, 1995 is no longer a period of seventeen years from the date of grant. The new term of a United States patent will commence on the date of issuance and terminate twenty years from the earliest effective filing date of the application. Since the time from filing to issuance of biotechnology patents is often more than three years, a twenty-year term from the effective date of filing may result in a term of patent protection that is substantially shorter than seventeen years. This may adversely impact our patent position. Often, the duration and level of the royalties we are entitled to receive from a collaborative partner is based on the existence of a valid patent. Thus, the shorter period of patent protection may adversely affect our future operating results and financial condition.

     Our potential products may conflict with patents that have been or may be granted to competitors, universities or others. As the biotechnology industry expands and more patents are issued, the risk increases that our potential products may give rise to claims that they infringe the patents of others. Such other persons could bring legal actions against us claiming damages and seeking to enjoin clinical testing, manufacturing and marketing of the affected products. Any such litigation could result in substantial cost to us and diversion of effort by our management and technical personnel. If any of these actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We cannot guarantee that we would prevail in any action or that any license required under any needed patent would be made available on acceptable terms, if at all. Failure to obtain needed patents, licenses, or proprietary information held by others may have a material adverse effect on our business.

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

     We are a party to sponsored research agreements and license agreements that require us to make milestone payments upon attainment of certain regulatory milestones. Failure to meet such milestones could result in the loss of certain rights to compounds covered under such license agreements.

     We also rely on trade secret protection for our confidential and proprietary information. However, trade secrets are difficult to protect and we cannot guarantee that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, or that we can meaningfully protect our rights to unpatented trade secrets. We require our employees, consultants, and advisors to execute a confidentiality agreement when beginning an employment or a consulting relationship with us. The agreements generally provide that all trade secrets and inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship automatically become our exclusive property. Employees and consultants must keep such information confidential and may not disclose such information to third parties except in specified circumstances. We cannot guarantee, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information.

     To the extent that consultants, key employees, or other third parties apply technological information independently developed by them or by others to our proposed projects, disputes may arise as to the proprietary rights to such information which may not be resolved in our favor. Certain of our consultants are employed by or have consulting agreements with others and any inventions discovered by them generally will not become our property.

THE EXPIRATION OF OUR RELATIONSHIP WITH CHILDREN'S HOSPITAL, BOSTON, COULD ADVERSELY IMPACT OUR ABILITY TO ACQUIRE FUTURE PRODUCT CANDIDATES AND COULD SUBJECT US TO INCREASED COMPETITION

     We have relationships with collaborators at academic and other institutions who conduct research either on our behalf or whose research we have the right to license and use. Our primary research collaboration has been with Children's Hospital, Boston. Pursuant to our agreement with Children's Hospital, Boston, we agreed to provide funding for some of their antiangiogenesis research projects and granted them options to acquire an ownership interest in us. In return, they gave us the right to fund additional research projects and obtain licenses to any discoveries arising from that research. Children's Hospital, Boston, originally discovered Endostatin, Angiostatin, 2ME2, and the antiangiogenic properties of thalidomide and certain thalidomide analogs. To date, we have received licenses from Children's Hospital, Boston, for these products.

     Researchers at Children's Hospital, Boston, also may be working on other products that may be used to treat cancer in a variety of ways, including by antiangiogenesis. Although we believe that, pursuant to our agreement, we are entitled to license and use a wide variety of products related to antiangiogenesis, Children's Hospital, Boston, may take a different position. Children's Hospital, Boston, has licensed, and may in the future license, products to our existing and potential competitors.

     Early last year, we extended our agreement with Children's Hospital, Boston for another year. However, while this agreement has been renewed before, we do not know whether this agreement will be renewed again this year. Because Children's Hospital, Boston, has, in the past, been an important source of product candidates for us, the expiration of this collaboration may adversely impact our ability to acquire future product candidates. We cannot be sure that we will be able to negotiate research collaborations with new institutions or that any new collaboration will be successful. The expiration of the collaboration with Children's Hospital, Boston, may subject us to increased competition. It also is possible that, after the expiration of our agreement, Children's Hospital, Boston, may develop other products that have antiangiogenic qualities similar to those contained in the products that we currently license and could license those products to our competitors.

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

OUR POTENTIAL PRODUCTS ARE SUBJECT TO GOVERNMENT REGULATORY REQUIREMENTS AND A LENGTHY APPROVAL PROCESS

     Our research, development, preclinical and clinical trials, manufacturing, and marketing of most of our product candidates are subject to an extensive regulatory approval process by the FDA and other regulatory agencies in the United States and abroad. The process of obtaining FDA and other required regulatory approvals for drug and biologic products, including required preclinical and clinical testing, is lengthy, expensive and uncertain. Even after spending time and money, we may not receive regulatory approvals for clinical testing or for the manufacturing or marketing of any products. Our collaborators or we may encounter significant delays or excessive costs in the effort to secure necessary approvals or licenses. Even if we obtain regulatory clearance for a product, that product will be subject to continual review. Later discovery of previously unknown defects or failure to comply with the applicable regulatory requirements may result in restrictions on a product's marketing or withdrawal of the product from the market, as well as possible civil or criminal penalties.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY

     The pharmaceutical and biotechnology industries are intensely competitive and we expect competition from other companies and other research and academic institutions to increase. In addition to competing with universities and other research institutions to develop products, technologies, and processes, we may compete with other companies to acquire the rights to products, technologies, and processes developed by universities and other research institutions. Many of these companies have substantially greater financial and research and development capabilities than we have and have substantially greater experience in undertaking preclinical and clinical testing of products, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. We are aware of a number of other companies and academic institutions that are pursuing angiogenesis research and are testing other angiogenesis inhibitors.

     These other companies and academic institutions may be larger than we are and may have significantly greater financial resources, or be supported by large entities with greater financial resources than are currently available to us. They may also have established marketing and distribution channels. The drug industry is characterized by intense price competition, and we anticipate that we will face this and other forms of competition. There can be no assurance that developments by others will not render our products or technologies obsolete or noncompetitive or that we will be able to keep pace with technological developments. Competitors may develop products that use an entirely different approach or means of accomplishing the desired therapeutic effect that our products seek to achieve and may be more effective or less costly, or both. In addition, other competitors may have significantly greater experience than we do in undertaking preclinical testing and human clinical trials and obtaining regulatory approvals of pharmaceutical products. Accordingly, our competitors may succeed in commercializing products more rapidly than we do. Were these competitors to develop their products more rapidly and complete the regulatory process sooner, it could have a material adverse effect on our business.

     If other companies were to get FDA approval to market thalidomide for other disease indications, "off-label" use of thalidomide could adversely affect our business and operations. We are aware of other companies engaged in the development of thalidomide for various disease indications. Although the FDA does not permit a manufacturer or distributor to market or promote an approved drug for an unapproved off-label use or dosage level, under its "practice of medicine" policy, the FDA generally does not prohibit a physician from prescribing an approved drug product for an unapproved use or dosage. In addition, the FDA has from time to time proposed to liberalize its restrictions on the dissemination of off-label information.

     The pharmaceutical and biotechnology industries are rapidly evolving. We may not be able to develop products that are more effective or achieve greater market acceptance than our competitors' products. Our competitors may succeed in developing products and technologies that are more effective than those being developed by us or that render our products and technologies less competitive or obsolete. One competitor in particular is working on the development for clinical trials of an antiangiogenic developed by the same researcher at Children's Hospital, Boston, who developed Angiostatin and Endostatin. While we do not

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

know the potential effectiveness of this product in comparison to Angiostatin, Endostatin or our other products, it is possible that this product will be more effective than our products, will be easier to manufacture, will come to market before any of our products or will achieve market acceptance over our products.

LOSS OF KEY PERSONNEL AND CONSULTANTS COULD ADVERSELY AFFECT OUR BUSINESS

     We are dependent on certain of our executive officers and scientific personnel, including John W. Holaday, Ph.D., our co-founder, Chairman, President and Chief Executive Officer. We have a three-year employment agreement with Dr. Holaday through December 31, 2001. Competition for qualified employees among pharmaceutical and biotechnology companies is intense, and the loss of certain of our personnel, or an inability to attract, retain, and motivate additional highly skilled scientific, technical, and management personnel, could materially adversely affect our business and prospects. We cannot guarantee that we will be able to retain our existing personnel or attract and retain additional qualified employees.

     We may also be dependent, in part, upon the continued contributions of the lead investigators of our sponsored research programs. Our scientific consultants and collaborators may have commitments to or consulting or advisory agreements with other entities that may affect their ability to contribute to us or may be competitive with us. Inventions or processes discovered by them will not necessarily become our property, but may remain the property of these persons or of these persons' full-time employers.

POTENTIAL PRODUCTS MAY SUBJECT US TO PRODUCT LIABILITY FOR WHICH INSURANCE MAY NOT BE AVAILABLE

     The use of our potential products in clinical trials and the marketing of any pharmaceutical products may expose us to product liability claims. We have obtained a level of liability insurance coverage that we believe is appropriate for our current stage of development. However, there is a risk that our present insurance coverage is not adequate. Such existing coverage will not be adequate as we further develop products, and there is a risk that in the future adequate insurance coverage and indemnification by collaborative partners will not be available in sufficient amounts or at a reasonable cost. A successful product liability claim could have a material adverse effect on our business and financial condition.

THE MARKETABILITY OF OUR POTENTIAL PHARMACEUTICAL PRODUCTS MAY DEPEND ON REIMBURSEMENT AND REFORM MEASURES IN THE HEALTH CARE INDUSTRY

     Our success may depend, in part, on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Over the past decade, the cost of health care has risen significantly, and there have been numerous proposals by legislators, regulators, and third-party health care payors to curb these costs. Some of these proposals have involved limitations on the amount of reimbursement for certain products. We cannot guarantee that similar federal or state health care legislation will not be adopted in the future or that any products sought to be commercialized by us or our collaborators will be considered cost-effective or that adequate third-party insurance coverage will be available for us to establish and maintain price levels sufficient for realization of an appropriate return on our investment in product development. Moreover, the existence or threat of cost control measures could have an adverse effect on the willingness or ability of our corporate collaborators to pursue research and development programs related to our product candidates.

WE ARE SUBJECT TO RISK DUE TO OUR USE OF HAZARDOUS MATERIALS

     Our research and development involves the controlled use of hazardous biological, chemical, and radioactive materials. We are subject to federal, state, and local laws and regulations governing the use, manufacture, storage, handling, and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on us.

THE PRICE OF OUR STOCK IS HIGHLY VOLATILE

     The market price of our common stock, like that of the common stock of many other biopharmaceutical companies, has at times been, and again may be, highly volatile. Factors that may have a significant impact on the market price of our common stock include:

      -- the results of preclinical studies and clinical trials by us or our competitors;

      --  FDA actions with respect to our product candidates;

      -- other evidence of the safety or efficacy of our product candidates or those of our competitors;

      -- announcements of technological innovations or new commercial products by us or our competitors;

      --  changes in reimbursement policies;

      --  health care legislation;

      --  developments in patent or other proprietary rights;

      --  developments in our relationships with collaborative partners;

      --  public concern as to the safety and efficacy of drugs we develop;

      --  fluctuations in our operating results;

      --  actions by traders and shortsellers;

      --  articles in the public press;

      --  general market conditions; and

      --  sales of substantial numbers of shares of common stock.

PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE LAW COULD DETER TAKEOVER ATTEMPTS

     Any of the following provisions could discourage, hinder or preclude an unsolicited acquisition of us and could make it less likely that securityholders receive a premium for their securities as a result of any such attempt:

      -- Without shareholder approval, our Board of Directors may issue up to 5,000,000 shares of preferred stock with voting rights equal to the common stock and conversion, liquidation, or dissolution rights and preferences that may be superior to the common stock. The rights of the holders of any such preferred stock may adversely affect the rights of holders of common stock. The issuance of preferred stock or of rights to purchase preferred stock could be used to discourage an unsolicited acquisition proposal.

      -- In addition, our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Because shareholders only may elect one-third of the Directors each year, it is more difficult for a third party to gain control of our Board of Directors.

      -- Furthermore, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which prohibits us from engaging in a "business combination" with an "interested stockholder," unless the business combination is approved in a prescribed manner.

RISKS RELATED TO POTENTIAL YEAR 2000 PROBLEMS MIGHT ADVERSELY AFFECT OUR
BUSINESS

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000.

     Even though the date is now past January 1, 2000 and we have not experienced any immediate adverse impact on our operations from the transition to the Year 2000, we cannot provide complete assurance that our operations have not been affected in a manner that is not yet apparent or that will arise in the future. In addition, certain computer programs that were date sensitive to the Year 2000 may not have been programmed to process the Year 2000 as a leap year, and any negative consequential effects remain unknown. As a result, we will continue to monitor our Year 2000 compliance and the Year 2000 compliance of our suppliers and customers. However, we anticipate no Year 2000 problems that are reasonably likely to have a material adverse effect on our operations.

                                  THE COMPANY

     We were incorporated in Delaware in September 1991 and are engaged primarily in the research and development of biopharmaceutical products that address the role of angiogenesis in the prevention and treatment of a broad range of diseases.

     We are an innovative biopharmaceutical company with a research and product focus on the role of angiogenesis in disease. Our core technology includes an antiangiogenesis program focused on the development of proprietary products intended to inhibit the abnormal growth of new blood vessels associated with cancer and certain causes of blindness.

     Angiogenesis is the biological process by which new blood vessels are formed and is a normal process during the first three months of embryonic development, the reproductive cycle of women, and in wound healing. At other times, angiogenesis is harmful when associated with disease, particularly that of cancer and macular degeneration, a leading cause of blindness. We believe that antiangiogenic products, which inhibit the abnormal growth of blood vessels, may have fewer adverse side effects than traditional therapies for these diseases. Our portfolio of potential products includes antiangiogenic compounds, Angiostatin, Endostatin, 2-Methoxyestradiol, thalidomide and thalidomide analogs, and others which are used to block the growth of blood vessels supplying primary and metastatic tumors.

     Our principal executive offices are located at 9640 Medical Center Drive, Rockville, Maryland 20850, and our telephone number is (301) 217-9858. For further information about our business and operations, reference is made to our reports incorporated herein by reference. See "Incorporation of Certain Information by Reference" above.

                                USE OF PROCEEDS

     We will use the net proceeds received from the sale of the securities for development of current and future products, advances to and investments in subsidiaries, working capital and general corporate purposes, at the discretion of management.

                              PLAN OF DISTRIBUTION

     We may sell the securities being offered by this prospectus separately or together:

      --  through agents;

      --  to or through underwriters;

      --  through dealers;

      -- through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      -- directly to purchasers, through a specific bidding, auction or other process; or

      --  through a combination of any of these methods of sale.

     We may effect the distribution of the securities from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

      --  at market prices prevailing at the times of sale;

      --  at prices related to such prevailing market prices; or

      --  at negotiated prices.

     We will describe the method of distribution of the securities in the prospectus supplement.

     Agents designated by us from time to time may solicit offers to purchase the securities. We will name any agent involved in the offer or sale of the securities and set forth any commissions payable by us to an agent in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent may be deemed to be an "underwriter" of the securities as that term is defined in the Securities Act.

     If we use an underwriter or underwriters in the sale of securities, we will execute an underwriting agreement with the underwriter or underwriters at the time we reach an agreement for sale. We will set forth in the prospectus supplement the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including compensation of the underwriters and dealers. This compensation may be in the form of discounts, concessions or commissions. Underwriters and others participating in any offering of securities may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. We will describe any of these activities in the prospectus supplement.

     If a dealer is used in the sale of the securities, we or an underwriter will sell securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. The prospectus supplement will set forth the name of the dealer and the terms of the transactions.

     We may directly solicit offers to purchase the securities, and we may sell directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. The prospectus supplement will describe the terms of any direct sales, including the terms of any bidding or auction process.

     Agreements we enter into with agents, underwriters and dealers may entitle them to indemnification by us against specified liabilities, including liabilities under the Securities Act, or to contribution by us to payments they may be required to make in respect of these liabilities. The prospectus supplement will describe the terms and conditions of indemnification or contribution.

     No securities may be sold under this prospectus without delivery, in paper format, in electronic format on the internet, or both, of the applicable prospectus supplement describing the method and terms of the offering.

                          DESCRIPTION OF COMMON STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

     As of December 31, 1999, we had 35,000,000 shares of common stock authorized, of which 14,755,998 shares were outstanding, and 5,000,000 shares of preferred stock authorized, of which no shares were outstanding.

LISTING

     Our common stock is quoted on the Nasdaq National Market and traded under the symbol "ENMD."

DIVIDENDS

     Our board of directors may authorize, and we may make, distributions to our common stockholders, subject to any restriction in our articles of incorporation and to those limitations prescribed by law.

FULLY PAID AND NON-ASSESSABLE

     All of our outstanding common shares are fully paid and non-assessable. Any additional common shares that we issue will be fully paid and non-assessable.

VOTING RIGHTS

     Each of our outstanding common shares as of the applicable record date is entitled to one vote in each matter submitted to a vote at a meeting of stockholders and, in all elections for directors, every stockholder has the right to vote the number of shares owned by it for as many persons as there are directors to be elected, provided directors are elected according to our articles of incorporation and by-laws. Our stockholders may vote either in person or by proxy.

PREEMPTIVE AND OTHER RIGHTS

     Holders of our common stock have no preemptive rights and have no other rights to subscribe for additional shares nor does the common stock have any conversion rights or rights of redemption, either of which rights have not been waived. Upon liquidation, all holders of our common stock are entitled to participate pro rata in our assets available for distribution, subject to the rights of any class of preferred stock then outstanding.

STOCKHOLDER ACTION BY WRITTEN CONSENT; MEETINGS

     Under Delaware corporate law, any action required to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing is signed by holders of shares having at least the number of votes necessary at a stockholder meeting and prompt notice of the taking of such action is given to the other stockholders.

     Our by-laws provide that special meetings of our stockholders may be called at any time only by the board of directors or by the president, secretary, or an assistant secretary at the written request of the holders of at least fifty percent (50%) of all outstanding shares entitled to vote on the matter for which the meeting is called.

STAGGERED BOARD OF DIRECTORS

     Our Board of Directors is divided into three classes, the members of each of which will serve for a staggered three-year term. Our shareholders may elect only one-third of the directors each year; therefore, it is more difficult for a third party to gain control of our Board of Directors than if our Board was not staggered.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company is our transfer agent and registrar, and is located in Brooklyn, New York.

                            DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of shares of the common stock. Warrants may be issued independently or together with the shares of common stock offered by any prospectus supplement to this prospectus and may be attached to or separate from such shares. Further terms of the warrants will be set forth in the applicable prospectus supplement.

     The applicable prospectus supplement will describe the terms of the warrants in respect of which this prospectus is being delivered, including, where applicable, the following:

      --  the title of such warrants;

      --  the aggregate number of such warrants;

      --  the price or prices at which such warrants will be issued;

      -- the designation, terms and number of shares of common stock purchasable upon exercise of such warrants;

      -- the designation and terms of the shares of commons stock with which such warrants are issued and the number of such warrants issued with such shares;

      -- the date on and after which such warrants and the related common stock will be separately transferable, including any limitations on ownership and transfer of such warrants;

      -- the price at which each share of common stock purchasable upon exercise of such warrants may be purchased;

      -- the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

      -- the minimum or maximum amount of such warrants which may be exercised at any one time;

      --  information with respect to book-entry procedures, if any;

      --  a discussion of certain federal income tax consequences; and

      -- any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to incorporate by reference the information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to part of this prospectus. These documents may include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as Proxy Statements. Any documents that we subsequently file with the SEC will automatically update and replace the information previously filed with the SEC. Thus, for example, in the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

     This prospectus incorporates by reference the documents listed below that we previously have filed with the SEC and any additional documents that we may file with the SEC (File No. 000-20713) under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of the securities. These documents contain important information about us.

     1. Our Annual Report on Form 10-K for the year ended December 31, 1998, filed with the Commission on March 31, 1999, as amended;

     2. Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 1999, filed with the Commission on May 17, 1999, as amended; for the quarter ended June 30, 1999, filed with the Commission on August 16, 1999; and for the quarter ended September 30, 1999, filed with the Commission on November 12, 1999;

     3. Our Current Reports on Form 8-K filed under the Exchange Act, filed with the Commission on February 11, 1999 and August 10, 1999; and

     4. The description of our common stock contained in our Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     You can obtain a copy of any or all of the documents incorporated by reference in this prospectus (other than an exhibit to a documents unless that exhibit is specifically incorporated by reference into that document) from the SEC on its web site at http://www.sec.gov. You also can obtain these documents from us without charge by visiting our internet web site at http://www.entremed.com or by requesting them in writing, by email or by telephone at the following address:

                              Francine K. Jackson
                               Finance Assistant
                                 EntreMed, Inc.
                           9640 Medical Center Drive
                           Rockville, Maryland 20850
                                 (301) 738-2493
                             francinej@entremed.com

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the SEC a registration statement under the Securities Act of 1933 that registers the distribution of the securities offered under this prospectus. The registration statement, including the attached exhibits and schedules and the information incorporated by reference, contains additional relevant information about us and the securities. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

     In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information and the registration statement at the following locations of the
SEC:

      -- Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459;

      -- Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

      -- New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048.

     You may also read and copy this information at the SEC's Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20459, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

     In addition, the SEC maintains an Internet World Wide Web site that contains reports, proxy statements and other information about issuers of securities, like us, who file such material electronically with the SEC. The address of that web site is http://www.sec.gov. You also can inspect such reports, proxy statements and other information about us at the offices of the National Association of Securities

Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006. Our common stock is traded on The Nasdaq National Market under the symbol "ENMD."

                                 LEGAL MATTERS

     The validity of the securities offered hereby has been passed upon for us by Arnold & Porter, Washington, D.C.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

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                                1,000,000 Shares

                                 ENTREMED LOGO

                            ------------------------

                             Prospectus Supplement

                                 June 13, 2000

                            ------------------------

                         BANC OF AMERICA SECURITIES LLC

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